[English translation of French original for informational purposes only. Only the original French document shall be of legal effect]

SANOFI-SYNTHELABO
Société anonyme with a share capital of 1,465,696,144€
Registered Office: 174 avenue de France, 75013 Paris
RCS Paris n°395 030 844

Paris, April 25, 2004

Mr. Igor LANDAU
Aventis
Espace Européen de
l’Entreprise
67300 Schiltigheim
France

Dear Mr. Landau:

Further to our recent conversations, I wished to confirm in this letter the decisions regarding your situation that have been taken in the context of the combination of the Sanofi-Synthélabo and Aventis groups.

As a consequence of Sanofi-Synthélabo’s tender offer for Aventis, and should this offer be successful, your current positions within Aventis would come to an end, both as to your position as President and member of the Management Board (Directoire) of Aventis and the employment agreement that binds you to that company.

In this context, I confirm irrevocably that the undertakings given in respect of you by Aventis regarding your severance indemnities in case of termination of your positions, as mentioned in the publicly available documents will be honoured. You have indicated that, taking into account the length of your service for Aventis, they would amount to thirty-eight (38) months of remuneration, plus six (6) months of remuneration relating to the termination notice period (from the performance of which you will be released), amounting in total to forty-four (44) months of remuneration on the basis of your last total remuneration (a fixed part of 1,260,000 euros per year and a variable part of 2,052,452 euros paid in 2004 with respect to year 2003) corresponding to a total fixed, inclusive, lump sum amount of twelve million one hundred and forty five thousand six hundred and fifty seven (12,145,657) euros. Naturally, I will also respect the decisions taken by the supervisory board of Aventis concerning the possibility for you to enjoy an office, a company car and the services of an assistant and a chauffeur after your departure.

I also confirm that you will keep, after your departure from Aventis, all the rights acquired under your pension scheme, and in particular all your rights under the complementary pension scheme set up by Aventis of which you benefit.

In addition, your departure will have no effect on the Aventis stock subscription options you hold as of the date hereof, that will be maintained without any modification and will be exercisable, pursuant to their applicable terms and conditions, it being expressly noted that you will also benefit (as all holders of such options) from the liquidity mechanisms set up by Sanofi-Synthélabo.

As we had the occasion to discuss together, I have appreciated your proposal to allow me to benefit from your experience in the pharmaceutical industry, which could be valuable to me in connection with the expected integration of the new entity composed of the Sanofi-Synthélabo and Aventis groups. Should Aventis decide to propose you as director of Sanofi Aventis, I would receive this nomination with pleasure, as well as your possible appointment to the board’s committees.

If you accept the terms of this letter, please return me a copy initialled and signed by you.

Yours sincerely,

/s/ Jean-François Dehecq

Jean-François DEHECQ

Accepted by:

/s/ Igor Landau

Igor LANDAU

SANOFI-SYNTHELABO
Société anonyme au capital de 1.465.696.144€
Siège social : 174 avenue de France — 75013 Paris
395 030 844 R.C.S. Paris

Paris, le 25 avril 2004

Monsieur Igor LANDAU
Aventis
Espace Européen de
l’Entreprise
67300 Schiltigheim
France

Monsieur le Président,

Je fais suite à nos récentes conversations et souhaitais vous confirmer par la présente les décisions prises à votre égard dans le cadre du rapprochement des groupes Sanofi-Synthélabo et Aventis.

Dans le prolongement de l’offre publique de Sanofi-Synthélabo sur la société Aventis, et si cette offre devait être couronnée de succès, il sera mis fin à vos fonctions au sein de la société Aventis, tant au titre de vos mandats de Président et de membre du Directoire d’Aventis qu’au titre du contrat de travail vous liant à cette société.

Dans ce cadre, je vous confirme, à titre irrévocable, que les engagements pris à votre égard par Aventis, tels que figurant dans les documents publics, concernant vos indemnités de rupture en cas de cessation de vos fonctions, seront honorés. Vous m’avez indiqué que, tenant compte de l’intégralité de votre ancienneté au sein de la société Aventis, ils correspondaient à trente-huit (38) mois de rémunération, auxquels s’ajoutaient six (6) mois de rémunération au titre du préavis (dont vous serez dispensé), ce qui représenterait au total quarante-quatre (44) mois de rémunération sur la base de votre dernière rémunération totale (partie fixe de 1.260.000 euros annuels et partie variable de 2.052.452 euros versée en 2004 au titre de l’année 2003), soit un montant total, fixe, forfaitaire et définitif à percevoir de douze millions cent quarante cinq mille six cent cinquante sept (12.145.657) euros. Je respecterai également, naturellement, les décisions prises par le conseil de surveillance d’Aventis concernant votre possibilité de continuer à bénéficier d’un bureau, d’une voiture de fonctions et des services d’une assistante et d’un chauffeur après votre départ.

Je vous confirme également que vous conserverez, à la suite de votre départ de la société Aventis, l’ensemble des droits acquis en vue de votre retraite, et en particulier tous vos droits au titre du régime de retraite complémentaire mis en place par la société Aventis dont vous êtes bénéficiaire.

Par ailleurs, votre départ sera sans conséquence sur les options de souscription d’actions Aventis dont vous êtes à ce jour titulaires, qui seront maintenues sans modification aucune et pourront donc être exercées selon leurs termes et conditions en vigueur, étant précisé que vous bénéficierez également - comme tous les autres titulaires d’options — des mécanismes de liquidité mis en place par Sanofi-Synthélabo.

Comme nous avons eu l’occasion de l’évoquer ensemble, j’ai été sensible à votre proposition de me faire bénéficier de votre expérience de l’industrie pharmaceutique qui pourra m’être précieuse en vue de l’intégration du nouvel ensemble composé des groupes Sanofi-Synthélabo et Aventis. Si Aventis décidait de vous proposer comme administrateur de Sanofi Aventis, c’est avec plaisir que je recevrai cette nomination, ainsi que votre désignation éventuelle dans les comités du conseil.

Si les termes de la présente vous agréent, je vous remercie de bien vouloir m’en retourner un exemplaire paraphé et revêtu de votre signature.

Veuillez croire, Monsieur le Président, à l’assurance de ma considération distinguée.

/s/ Jean-François Dehecq

Jean-François DEHECQ
Pour accord:

/s/ Igor Landau
Igor LANDAU